Exhibit 99.1

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Empower Clinics Inc. (the “Company”)
4101 Yonge Street, Suite 706
Toronto, ON M2P 1N6

Item 2	Date of Material Change

January 28, 2019

Item 3	News Release

The news release, dated January 28, 2019, was disseminated through Canada Newswire.

Item 4	Summary of Material Change

On January 28, 2019, the Company announced that it has entered into a non-binding term sheet to acquire the business of Sun Valley Certification Clinics Holdings LLC ("Sun Valley"). The proposed transaction includes the acquisition of six physical medical cannabis clinics and Sun Valley's franchising business.

Under the proposed terms, the Company will pay an aggregate of $625,000 USD cash to Dustin and Andrea Klein (together, the "Vendors") at the closing of the transaction (the "Closing"), and a $150,000 USD performance holdback, for total cash consideration of $750,000 USD. In addition, at the Closing, the Company will issue the Vendors common shares in the capital of the Company ("Shares") having an aggregate value of $1,000,000 USD, and, subject to the satisfaction of defined performance metrics, additional Shares having an aggregate value of $2,000,000 USD, which will vest in quarterly installments over 36 months following the Closing, all to be issued at a deemed price per Share equal to the 10-day volume weighted average closing price per Share on the Canadian Securities Exchange (the “CSE”) for the period ending on the last business day prior to the Closing.

In connection with the Closing, the Company has agreed to enter into employment agreements with each of the Vendors, each having an initial term of two years, and it is expected that Dustin Klein will be appointed to the board of directors of the Company.

Completion of the transaction will be subject to various conditions, including entry into a definitive agreement, completion of due diligence, and receipt of all required shareholder, manager, third party and regulatory approvals, including approval of the CSE. The Closing will also be conditional on the Company completing a debt or equity financing to raise minimum gross proceeds of $3,000,000 USD. The Closing is expected to occur on or about March 15, 2019.

None of the Shares to be issued in connection with the transaction are expected to be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons" (as such term is defined in Regulation S under the 1933 Act), absent registration or an applicable exemption from such registration requirements.

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Item 5	Full Description of Material Change

5.1	Full Description of Material Change

A full description of the material change is provided in Item 4 above and in the attached news releases which is filed on SEDAR.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Steven McAuley
Chief Executive Officer
Telephone: (604) 789-2146

Item 9	Date of Report

January 28, 2019

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Empower Clinics Announces Major Acquisition

Empower intends to acquire Sun Valley Clinics, a leading medical clinic group headquartered in Phoenix, AZ, for cash and stock

VANCOUVER BC: January 28, 2019 – EMPOWER CLINICS INC. (CSE: EPW) (Frankfurt 8EC) (“Empower” or the “Company”) today announces it has entered into a non-binding term sheet to acquire the business of Sun Valley Certification Clinics Holdings LLC (“Sun Valley”), including its interests in certain affiliates thereof, by way of a share or asset acquisition, subject to due diligence and customary closing conditions.

Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry, which is believed to be the first of its kind in the United States.

The proposed transaction is expected to create one of the largest clinic groups in the medical cannabis sector in the United States, with twelve physical locations having a combined patient count of 165,000 patients in Washington, Oregon, Illinois, Arizona, Nevada and California, and the potential to rapidly expand the clinic network via the Sun Valley franchise program. Empower intends to capitalize on high growth opportunities and leverage the acquisition to bring more awareness to its brand and diversified growth strategy.

Dustin and Andrea Klein have been the owners/operators of Sun Valley since launching their first clinic in 2013, working within the guidelines of the Arizona Department of Health Services Medical Marijuana Program to assist and certify more than 20% of the current Arizona patient population. The Kleins also launched Sun Valley Science, LLC ("SVS") in order to expand their clinic offerings by providing patients with CBD and cannabidiol products to improve and support patients’ quality of life.

Over the past five years, Dustin and Andrea have built the most reputable and organized clinic network in Arizona, developing a patient list of more than 45,000 unique patients, and have performed over 61,000 certifications to date. Sun Valley supports its patients with a dynamic dedicated team consisting of 52 staff, including 30 physicians.

“The acquisition of the Sun Valley clinic group is expected to change the direction and growth prospects for Empower,” said Steven McAuley, Empower's Chairman & CEO. “As we begin to reposition Empower as a vertically integrated global health and wellness company, helping consumers access products and specialized medical care for serious qualifying conditions, having Dustin and Andrea Klein join me in leadership to rapidly expand Empower's clinic and distribution network across the United States is the first major step toward our ambitious objectives.”

The proposed acquisition will include the acquisition of six physical wellness clinics and the Sun Valley franchising business, and is expected to include a first right of refusal to acquire SVS, which is Sun Valley's product development and distribution affiliate. Under the proposed terms, Empower will pay $625,000 USD cash at closing and a $150,000 USD performance holdback, for an aggregate cash payment of $775,000 USD. In addition, at closing, Empower will issue the Kleins common shares in the capital of Empower ("Shares") having an aggregate value of $1,000,000 USD, and, subject to the satisfaction of defined performance metrics, additional Shares having an aggregate value of $2,000,000 USD, which will vest in quarterly installments over 36 months following the closing. All Share consideration is expected to be based on a deemed price per Share equal to the 10-day volume weighted average closing price per Share on the Canadian Securities Exchange (the “CSE”) for the period ending on the last business day prior to the closing.

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Sun Valley co-founder Dustin Klein commented, “Sun Valley supports Empower's new vision and strongly believes that our patients, our community, and our employees will benefit by joining the Empower team.”

Andrea Klein, Sun Valley co-founder, stated, “Empower brings significant new resources to Sun Valley that we believe will further enhance our mission to provide medical cannabis patients the most ethical, professional, and reliable service with comprehensive holistic pain management modalities.”

TRANSACTION HIGHLIGHTS

•	Improved Capital Markets Profile Empower is beginning the process of diversifying its business model to become a vertically integrated operator in the global cannabis sector with a focus on patient care, CBD product distribution, research & development and CBD product extraction. The Company believes this will appeal to a broader base of shareholders and investors and provide greater access to capital and improved trading liquidity.

•	Increased Patient Access With a rapidly expanding company-owned clinic network and significant expansion opportunity through the Sun Valley franchise model, Empower anticipates it will grow its total patient list substantially in the years ahead. This is expected to provide greater opportunity for treatment analysis using artificial intelligence (AI), validating the Company as a leader in understanding the efficacy of cannabis-related therapies.

•	Focus on CBD Product Sales Empower's patient base and customers are expected to benefit from access to high margin derivative products, including CBD lotion, tinctures, spectrum oils, capsules, lozenges, patches, e-drinks, topical lotions, gel caps, hemp extract drops and pet elixir hemp extract drops. Patients and customers will be able to access Empower's world-class customer service, home delivery and e- commerce platform.

•	Market Leading Technology Empower utilizes a market-leading patient electronic management and POS system that is HIPAA compliant and provides deep insight to patient care. The Company supports remote patients using its tele-medicine portal, enabling patients who do not live near one of its clinic locations, or are disabled or unable to come to a location, to still benefit from a doctor consultation.

•	The Sun Valley Clinic Locations

4218 W Dunlap Ave, Phoenix, AZ 12801 W Bell Rd #145, Surprise, AZ 4015 E Bell Rd #130, Phoenix, AZ 2011 E University Dr, Mesa, AZ 7074 E Speedway Blvd, Tucson, AZ 2550 S Rainbow Blvd, Las Vegas, NV

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The proposed consideration assumes a debt free transaction and will be adjusted accordingly for any level of debt assumed by the Company, directly or indirectly. The transaction is expected to be structured on a tax efficient basis, and otherwise in accordance with the requirements of requisite securities laws and the policies of the CSE.

Empower has agreed to enter into employment agreements with Dustin Klein and Andrea Klein, each having an initial term of two years. Upon completion of the transaction, it is expected that Dustin Klein will be appointed to the board of directors of Empower.

Empower will enter into a distribution agreement with Sun Valley and SVS to enable the Sun Valley clinics to continue to sell SVS CBD products and Sollievo products, and SVS will be entitled to distribute Sollievo products as a distributor and via online stores.

Completion of the transaction will be subject to various conditions, including entry into a definitive agreement, completion of due diligence, and receipt of all required shareholder, manager, third party and regulatory approvals, including approval of the CSE. Closing will also be conditional on Empower completing a debt or equity financing to raise minimum gross proceeds of $3,000,000 USD. Closing of the transaction is expected to occur on or about March 15, 2019.

None of the Shares to be issued in connection with the transaction are expected to be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons" (as such term is defined in Regulation S under the 1933 Act), absent registration or an applicable exemption from such registration requirements.

ABOUT EMPOWER

Empower is a leading owner/operator of a network of physician-staffed clinics focused on helping patients improve and protect their health through innovative uses of medical cannabis. Treatment solutions are focused on education, data and efficacy in combination with other modalities to support patients with serious qualifying conditions, such as chronic pain, PTSD, sleep disorders, opioid dependency, epilepsy and more. It is expected that Empower's proprietary product line “Sollievo” will offer patients a variety of delivery methods of doctor recommended cannabidiol (CBD) based product options in its clinics, online and at major retailers. With over 120,000 patients, an expanding clinic footprint, a focus on new technologies, including tele-medicine and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated diverse market- leading service provider for complex patient requirements in 2019 and beyond.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

Investors:	Steve Low
Boom Capital Markets
steve@boomcapitalmarkets.com
647-620-5101

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Investors:	Steven McAuley
CEO
s.mcauley@empowerclinics.com
604-789-2146

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” or “forward-looking information” (collectively "forward looking statements") within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward- looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as “plans”, “continues”, “expects”, “projects”, “intends”, “believes”, “anticipates”, “estimates”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Forward-looking statements in this news release include, but are not limited to, statements regarding: the expected benefits to the Company and its shareholders as a result of the proposed acquisition of Sun Valley; the proposed transaction terms; the expected number of clinics and patients following the closing; the future potential success of Sun Valley's franchise model; the anticipated date of closing of the acquisition and the occurrence thereof; and that the Company will be positioned to be a market- leading service provider for complex patient requirements in 2019 and beyond. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that the Sun Valley acquisition may not be completed on the terms expected or at all; that the Company’s products may not work as expected; that legislative changes may have an adverse affect on the Company’s business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with the proposed transaction; and other factors beyond the Company’s control. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

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